UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

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SEC File No. 000-50703
CUSIP No. 91239R102

(Check One):	☐Form 10-K	☐Form 20-F	☐ Form 11-K	☒Form 10-Q	☐Form N-SAR	☐Form N-CSR
For Period Ended: February 28, 2009

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR
For the Transition Period Ended:_________________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contain herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — COMPANY INFORMATION

U.S. Precious Metals, Inc.

Full Name of Company

Former Name if Applicable
171 Walnut Crest Run

Address of Principal Executive Office (Street and Number)
Sanford, Florida 32771

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Company seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or the subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra sheets if needed)

U.S. Precious Metals, Inc. (the “Company”) is filing this Form 12b-25 to report that it is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended February 28, 2009 within the prescribed time period without unreasonable effort or expense because the final adjustments could not be completed in time to timely file. The Company will file the Form 10-Q by the extension date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jesus Oliveras, Chief Financial Officer	(407)	566-9310

(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Company was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Exhibit A

U. S Precious Metals, Inc.

(Name of Company as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 14, 2009	By	/s/ Jesus Oliveras

Jesus Oliveras, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the Company or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the Company by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the Company shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.

One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the Company is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.

Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or (§232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

Exhibit A

In the three month period ending February 28, 2009, the Company will report a net loss of $745,424 compared to a net loss for the three month period ending February 29, 2008 of $3,014,680. The Company will also report a loss of $6,359,484 for the nine month period ending February 28, 2009 compared to a loss of $3,312,142 for the nine month period ending February 29, 2008.

Note: This Form 12b-25 contains forward-looking statements made in reliance on the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These statements may be identified by words such as “will,” “anticipates,” “expects,”, “intends,” “plans,” “believes,” “estimates” and similar expressions and statements about present trends and conditions that may extend into the future. These statements are not facts and are based upon information available to the Company as of the date of this document. The Company assumes no obligation to revise or update any such forward-looking statements except as otherwise required by law. Forward-looking statements believed true when made may ultimately prove to be incorrect. These statements are not guarantees of future performance and are subject to risks, uncertainties, and other factors, some of which are beyond our control and may cause actual results to differ materially from our current expectations. Factors that could cause actual future results or conditions to differ materially from current expectations, include, but are not limited to, the impact of general economic conditions on Company’s business, operations, and financial condition; risk of liquidity or working capital issues and related risk that financing sources will be unavailable on reasonable terms or at all, risk of possible future restatements, investigation or other action taken by the SEC or any governmental agency relating to the Company’s restatement of its financial statements, and the risk of private litigation relating to same; and other risks described in Company’s Annual Report on Form 10-K/A for the fiscal year ended May 31, 2008 as filed with the SEC on February 23, 2009. All documents are available through the SEC’s Electronic Data Gathering Analysis and Retrieval system (EDGAR) at www. sec.gov or from the Company’s website at www.uspmgold.com.